UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Ness Ziona, Israel – August 10, 2015 – BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV and BVXVW, TASE: BVXV) announced today that its Extraordinary General Meetings (“EGM”s) of holders of tradable options (Series 3), of holders of tradable options (Series 4) and of holders of tradable options (Series 5) were postponed for one week in accordance with its articles of association due to the absence of a quorum.

The postponed EGM for holders of tradable options (Series 3) will take place at the law office of Pearl Cohen Zedek Latzer Baratz, 1 Azrieli Center, Round Tower, 18th floor, Tel Aviv, on August 16, 2015 at 09:00 a.m. (Israel Time).

The postponed EGM for holders of tradable options (Series 4) will take place at the law office of Pearl Cohen Zedek Latzer Baratz, 1 Azrieli Center, Round Tower, 18th floor, Tel Aviv, on August 16, 2015 at 10:00 a.m. (Israel Time).

The postponed EGM for holders of tradable options (Series 5) will take place at the law office of Pearl Cohen Zedek Latzer Baratz, 1 Azrieli Center, Round Tower, 18th floor, Tel Aviv, on August 16, 2015 at 11:00 a.m. (Israel Time).

The record date for each EGM remains July 27, 2015.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: August 10, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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